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Exhibit 2

FOR IMMEDIATE RELEASE

DRD REJECTS EMPEROR INDEPENDENT EXPERT REPORT

        Johannesburg, South Africa. Thursday, 13 May 2004. Durban Roodepoort Deep Limited, (JSE: DUR; NASDAQ: DROOY; ASX: DRD), has remained committed to its bid of one DRD share for five Emperor Mines Limited shares for control of the company.

        In a letter to Emperor shareholders, DRD CEO, Ian Murray, rejected an Independent Expert's report included in Emperor's Target Statement response to DRD's Bidders' Statement.

        Murray said DRD believed the Independent Expert over-valued Emperor

        "Following our thorough review of the Target Statement we remain committed to our initial offer," Murray said.

        "We do not agree with the Independent Expert's valuation of Emperor shares at $1.00-$1.32 per share. We have conducted due diligence on Emperor's assets both before and after announcing the offer and nothing we have seen supports a value in this range.

        "There is also a significant discrepancy between the valuation range and the market price of 67 cents at which Emperor was trading immediately prior to DRD's announcement of its takeover offer. The market just does not get it that wrong"

        Since the announcement of DRD's offer, the Emperor share price has traded in line with DRD's implied offer and has not adjusted to reflect the Independent Expert's valuation range.

        "At the time of announcement, DRD's offer represented a 32% premium to the price at which Emperor shares were trading. As we stated in the Bidder's Statement, we believed that a takeover premium of 32% was attractive. The Independent Expert has stated that an appropriate premium for control for Emperor would be in the range of 30% to 35%."

        Murray added that DRD is also of the opinion that short term funding is an important issue for Emperor, and that Emperor's cash position needs to be closely monitored due to the current volatility of the gold price and the historical underperformance of the Vatukoula mine.

        DRD announced on 6 May that it was extending its offer to Emperor shareholders for another four weeks. The offer is now due to close at 7pm (Sydney time) on Friday 11 June 2004 unless withdrawn or extended in accordance with the Corporations Act.

Queries:

South Africa	Australasia
Investor and Media Relations Ilja Graulich, Durban Roodepoort Deep, Limited +27 11 381 7826 (office) +27 83 604 0820 (mobile)	Investor and Media Relations Paul Downie, Porter Novelli +61 893 861 233 (office) +61 414 947 129 (mobile)
James Duncan, Russell & Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

North America	United Kingdom/Europe
Investor Relations Susan Borinelli, Breakstone & Ruth International +1 646-536-7018 (office) +1 917-570-8421 (mobile)	Investor and Media Relations Phil Dexter, St James's Corporate Services +44 20 7499 3916 (office) +44 779 863 4398 (mobile)
Media Relations Jessica Anderson, Breakstone & Ruth International +1 646-536-7002 (office) +1 347-423-5859 (mobile)

DRD is the world's 10th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth. The company has a track record of success in extending the lives of older mines safely and profitably. For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this release may contain projections or other forward looking statements regarding future events or other future financial performance, including the statement that a takeover premium for Emperor of 32% was attractive. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this release. Factors that could cause or contribute to such differences are discussed in the section entitled "Risk Factors' included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the United States Securities and Exchange Commission on 30 December 2003 and is available on the SEC's website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

U.S. Disclosures

DRD's shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

The offer described in DRD's Bidder's Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder's Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

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  Exhibit 2
DRD REJECTS EMPEROR INDEPENDENT EXPERT REPORT